Filed Pursuant to Rule 433

Registration No. 333-220066

August 21, 2017

To our Stockholders, Employees, Customers, Suppliers and other Interested Parties:

We are pleased to announce that Hamilton Beach Brands Holding Company (Hamilton Beach Holding) filed a registration statement with the U.S. Securities and Exchange Commission relating to a proposed spin-off by NACCO Industries, Inc. (NYSE: NC) of its housewares-related businesses to NACCO stockholders. Hamilton Beach Holding, as an independent public company, will own and operate Hamilton Beach Brands, Inc. and The Kitchen Collection, LLC. NACCO will not receive any proceeds from the spin-off.

As a result of the spin-off, NACCO stockholders will receive shares in Hamilton Beach Holding, while retaining their shares of NACCO common stock. Hamilton Beach Holding will have two classes of stock, similar to NACCO. In the spin-off, NACCO stockholders will receive one share of Hamilton Beach Brands Holding Company Class A common stock and one share of Hamilton Beach Brands Holding Company Class B common stock for each share of NACCO Industries, Inc. Class A or Class B common stock owned on the record date for the spin-off. Immediately following the spin-off, NACCO stockholders will hold shares in two companies, NACCO and Hamilton Beach Holding, each providing a single industry investment option. Hamilton Beach Holding has applied to list on the New York Stock Exchange.

The corporate structure of this transaction is as follows:

Hamilton Beach Brands Holding Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hamilton Beach Brands Holding Company has filed with the SEC for more complete information about Hamilton Beach Brands Holding Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hamilton Beach Brands Holding Company will arrange to send you the prospectus if you request it by calling 1-804-273-9777. The preliminary prospectus also is available by accessing Hamilton Beach Brands Holding Company’s website at www.hamiltonbeachbrands.com/HBBH-S-1.pdf.

The spin-off of Hamilton Beach Holding from NACCO is expected to accomplish important business objectives for Hamilton Beach Holding, provide the potential for value enhancement by establishing a new public company focused on a single industry and provide additional growth opportunities for our employees.

•	The transaction will establish Hamilton Beach Holding as an independent public company in the housewares industry with leading brand names, an experienced management team and greater growth potential.

•	Hamilton Beach Brands, Inc. (HBB) and The Kitchen Collection, LLC (KC) will continue to operate under Hamilton Beach Holding, with Gregory H. Trepp remaining as President and Chief Executive Officer of HBB and Chief Executive Officer of KC, and Robert O. Strenski remaining as President of KC.

•	Upon completion of the spin-off, Gregory H. Trepp will become the President and Chief Executive Officer and a Director of Hamilton Beach Holding. Alfred M. Rankin, Jr. will become Executive Chairman of Hamilton Beach Holding.

•	NACCO Industries, Inc. will remain a public company with a focus on its coal and aggregates mining business, North American Coal (NACoal), which has a high-return, low-volatility business model supported by long-term contracts.

•	Upon completion of the spin-off, Alfred M. Rankin, Jr. will retire as President and Chief Executive Officer, and will become Non-Executive Chairman of NACCO. J.C. Butler, Jr. will become the President and Chief Executive Officer and a Director of NACCO upon Mr. Rankin’s retirement.

❖	The spin-off is expected to accomplish important business objectives for Hamilton Beach Holding:

•	Create greater flexibility to pursue strategic growth opportunities, such as acquisitions and joint ventures, in the housewares industry and to use stock to help finance these growth opportunities.

•	Provide direct access to equity capital markets and greater access to debt capital markets.

•	Strengthen the alignment of senior management incentives with the performance of the Company through the use of equity compensation arrangements, improving the ability to motivate and retain current personnel and attract, retain and motivate additional qualified personnel.

•	Reinforce management’s focus on serving each market segment and customer’s needs, and on responding flexibly to changing market conditions and growth markets.

•	Provide investors with a more focused, single-industry investment option.

❖	The spin-off is expected to provide NACCO and Hamilton Beach Holding with the ability to immediately implement CEO Succession at each company:

•	After the spin-off, Hamilton Beach Holding will be a focused company led by a seasoned and highly qualified CEO and executive team.

•	After the spin-off, NACCO will be focused on its coal and aggregates mining businesses, led by a seasoned and highly qualified CEO and executive team at both the NACCO and NACoal levels.

Hamilton Beach Brands Holding Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hamilton Beach Brands Holding Company has filed with the SEC for more complete information about Hamilton Beach Brands Holding Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hamilton Beach Brands Holding Company will arrange to send you the prospectus if you request it by calling 1-804-273-9777. The preliminary prospectus also is available by accessing Hamilton Beach Brands Holding Company’s website at www.hamiltonbeachbrands.com/HBBH-S-1.pdf.

❖	Stockholders have the ability to maintain continuity of ownership and have the potential to realize new opportunities from the spin-off:

•	Each NACCO stockholder will receive one share of Hamilton Beach Brands Holding Company Class A common stock and one share of Hamilton Beach Brands Holding Company Class B common stock for each share of NACCO Industries, Inc. Class A or Class B common stock owned on the record date for the spin-off.

•	Immediately following the spin-off, NACCO stockholders will hold shares in two companies, NACCO and Hamilton Beach Holding, each providing a single industry investment option.

•	The spin-off is expected to be tax free at both the corporate and stockholder level.

•	The spin-off illustrates the NACCO Board of Directors’ confidence that Hamilton Beach Holding will be an attractive single-industry investment opportunity, which could experience enhanced valuation due to broader investor interest and analyst coverage.

•	Because NACCO stockholders will own all of Hamilton Beach Holding’s common stock immediately after the spin-off, continuity in the ownership of Hamilton Beach Holding is expected.

❖	The spin-off will provide NACCO stockholders with a more focused investment option than previously:

•	The separation of Hamilton Beach Holding from NACCO will enable NACCO’s investors to participate directly in NACoal’s coal and aggregates mining businesses.

•	NACoal has over 100 years of success in mining and it has provided the foundation for the growth of the Company over the past 30 years. This solid base led to the creation of additional shareholder value through the creation of Hyster-Yale Materials Handling and Hamilton Beach Holding.

•	NACoal is expected to continue to benefit from its high-return, low-volatility business model supported by long-term contracts.

–	NACoal’s core business model is built upon long-term cost-plus contracts at nearly all of its coal mining, limerock mining and value added services operations.

–	NACoal’s business model requires minimal capital investment.

–	NACoal’s long-term contracts provide the majority of its earnings and strong annuity-like cash flows without cyclical swings. NACoal does not have any direct exposure to coal market price volatility.

–	NACoal is well suited to serve as a cost-plus contract miner in both coal and non-coal mining operations, such as aggregates or other minerals. NACoal’s non-coal mining operations are operated as North American Mining.

•	NACCO and NACoal’s key objectives are to:

–	Preserve and protect its long-term contracts with existing customers,

–	Aggressively work to grow the North American Mining aggregates business, and

–	Pursue other opportunities for growth by leveraging the Company’s core skills.

❖	Each of Hamilton Beach Holding’s subsidiaries has strategic initiatives which are expected to enhance market position and profitability in the long-term:

At Hamilton Beach Brands through:

•	Enhancing placements in the North American consumer business.

•	Achieving a leadership position in e-commerce by providing best-in-class retailer support and increased consumer engagement.

Hamilton Beach Brands Holding Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hamilton Beach Brands Holding Company has filed with the SEC for more complete information about Hamilton Beach Brands Holding Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hamilton Beach Brands Holding Company will arrange to send you the prospectus if you request it by calling 1-804-273-9777. The preliminary prospectus also is available by accessing Hamilton Beach Brands Holding Company’s website at www.hamiltonbeachbrands.com/HBBH-S-1.pdf.

•	Expanding placements in the “only-the-best” high-end market with strong brands and broad product lines.

•	Continuing international expansion in emerging Asian and Latin American markets.

•	Achieving further penetration of the global commercial market through an enhanced global product line.

•	Leveraging brands, sourcing, distribution and e-commerce expertise to achieve category and channel expansion.

At Kitchen Collection through:

•	Optimizing the store portfolio by:

–	Focusing on maintaining or opening stores in high-traffic locations in strong outlet malls and exiting stores that do not generate acceptable returns.

•	Focusing on maximizing comparable store sales by:

–	Enhancing sales volume and profitability through refinement of store formats and specific product offerings to improve customer transaction closure rates.

–	Enhancing customers’ store experience through improved customer interaction.

–	Increasing sales of higher-margin products.

–	Maintaining inventory efficiency and strong store inventory controls.

•	Responding to the changing retail physical store environment in a flexible and responsive manner.

❖	Hamilton Beach Holding and each of its subsidiaries have key competitive advantages:

Hamilton Beach Brands

•	Leading market shares with strong heritage brands:

–	HBB is a leader in consumer, commercial and specialty small electric appliances with strong share positions in many of its categories.

–	HBB has a leading consumer market share position in North America. The Hamilton Beach® brand was ranked the #1 small kitchen appliance brand in the U.S. based on units sold in 2015 and 2016. HBB maintains strong share in Canada, Mexico and Central America.

–	HBB has a broad portfolio of some of the most recognized and respected brands in the consumer, commercial and specialty small appliances industry, including Hamilton Beach®, Proctor Silex®, Hamilton Beach® Commercial and Weston®. HBB also sells products under licensed brands such as Wolf Gourmet® and CHI®.

–	Hamilton Beach® has been a leading brand in America’s kitchens for over 100 years.

–	Newer brands, including Weston® and Hamilton Beach® Professional, are focused on fast-growing food trends such as farm-to-table, field-to-table and countertop kitchen appliances with professional-grade components.

–	Hamilton Beach Commercial® and Proctor Silex Commercial® have a reputation for durability and quality performance in the demanding commercial products industry and are expanding globally.

•	Strong relationships with leading retailers and channel partners:

–	HBB’s products are primarily distributed through mass and e-commerce merchants, national department stores, wholesale distributors and other retail sales outlets.

–	HBB’s highly professional and experienced management team has developed strong relationships with leading retailers and customers across diverse channels.

Hamilton Beach Brands Holding Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hamilton Beach Brands Holding Company has filed with the SEC for more complete information about Hamilton Beach Brands Holding Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hamilton Beach Brands Holding Company will arrange to send you the prospectus if you request it by calling 1-804-273-9777. The preliminary prospectus also is available by accessing Hamilton Beach Brands Holding Company’s website at www.hamiltonbeachbrands.com/HBBH-S-1.pdf.

•	HBB’s outsourced manufacturing model and a commitment to providing high-quality products to a diversified customer base generates significant and stable cash flows on a low fixed investment base.

•	Strong position in growing e-commerce market:

–	HBB has leveraged its strong brands through the use of sophisticated web capabilities designed to enable it to capitalize on further growth in e-commerce in the future.

•	Market and product development excellence:

–	HBB has a successful track record of product line expansion and new product innovation through the Good Thinking® philosophy that includes leveraging marketing, engineering and sales expertise worldwide to develop innovative solutions to meet consumer and customer needs.

•	Focus on product and quality performance standards:

–	HBB emphasizes professional engineering and quality control expertise to ensure operational excellence while delivering high quality products.

•	Focus on providing best-in-class sourcing and logistics:

–	HBB believes its optimized supply chain provides a sustainable competitive advantage.

•	Working capital management and returns on invested capital:

–	HBB maintains industry-leading working capital management and premium returns on invested capital.

•	Experienced executive and management teams:

–	Hamilton Beach’s executive and management teams have held leadership positions in housewares-related industries for many years and have extensive experience in the consumer, commercial and specialty small electric appliances industries, having managed through multiple business cycles and economic environments. Based on this experience, they have developed and implemented key strategic initiatives while generating strong growth and returns on invested capital.

Kitchen Collection

•	Strong core Kitchen Collection® store portfolio in outlet malls:

–	KC is a leading specialty retailer of kitchen and related products in outlet malls throughout the U.S.

•	Experienced management team:

–	KC’s President and leadership team have extensive experience in the consumer and specialty small appliances industry through multiple business cycles and economic environments. The team continues to focus on optimizing merchandising assortments through the use of highly analytical merchandising skills and disciplined operating controls.

❖	The spin-off is expected to benefit Hamilton Beach’s and Kitchen Collection’s outstanding employees:

•	As an independent public company, Hamilton Beach Holding has the potential for greater growth organically and through acquisitions and joint ventures.

•	Working for an independent public company has the potential to provide employees valuable experience and new opportunities for personal growth, development and advancement.

•	As an independent public company, Hamilton Beach Holding will be able to use equity compensation to motivate, retain and attract talented senior management.

We view this as an exciting new chapter in the history of our Company and look forward to continuing our strong, established relationships with each of you.

Hamilton Beach Brands Holding Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hamilton Beach Brands Holding Company has filed with the SEC for more complete information about Hamilton Beach Brands Holding Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hamilton Beach Brands Holding Company will arrange to send you the prospectus if you request it by calling 1-804-273-9777. The preliminary prospectus also is available by accessing Hamilton Beach Brands Holding Company’s website at www.hamiltonbeachbrands.com/HBBH-S-1.pdf.

Sincerely,

Alfred M. Rankin, Jr.

Chairman, President and Chief Executive Officer, NACCO Industries, Inc.

Gregory H. Trepp

President and Chief Executive Officer, Hamilton Beach Brands, Inc.

J.C. Butler, Jr.

Senior Vice President-Finance, Treasurer and Chief Administrative Officer, NACCO Industries, Inc.

President and Chief Executive Officer, The North American Coal Corporation

Forward-looking Statements Disclaimer

This free writing prospectus may contain “forward-looking statements.” These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither NACCO Industries nor Hamilton Beach Brands Holding Company undertake any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Among the factors that could cause plans, actions and results to differ materially from current expectations are, without limitation:

Hamilton Beach Brands Holding Company: (1) the failure to obtain New York Stock Exchange approval for the listing of Hamilton Beach Brands Holding Company’s Class A common stock.

Hamilton Beach Brands, Inc.: (1) changes in the sales prices, product mix or levels of consumer purchases of small electric and specialty housewares appliances, (2) changes in consumer retail and credit markets, including the increasing volume of transactions made through third-party internet sellers, (3) bankruptcy of or loss of major retail customers or suppliers, (4) changes in costs, including transportation costs, of sourced products, (5) delays in delivery of sourced products, (6) changes in or unavailability of quality or cost effective suppliers, (7) exchange rate fluctuations, changes in the import tariffs and monetary policies and other changes in the regulatory climate in the countries in which Hamilton Beach buys, operates and/or sells products, (8) product liability, regulatory actions or other litigation, warranty claims or returns of products, (9) customer acceptance of, changes in costs of, or delays in the development of new products, (10) increased competition, including consolidation within the industry and (11) changes mandated by federal, state and other regulation, including tax, health, safety or environmental legislation.

Kitchen Collection: (1) increased competition, including through online channels, (2) shifts in consumer shopping patterns, gasoline prices, weather conditions, the level of consumer confidence and disposable income as a result of economic conditions, unemployment rates or other events or conditions that may adversely affect the number of customers visiting Kitchen Collection® stores, (3) changes in the sales prices, product mix or levels of consumer purchases of kitchenware and small electric appliances, (4) changes in costs, including transportation costs, of inventory, (5) delays in delivery or the unavailability of inventory, (6) customer acceptance of new products, (7) the anticipated impact of the opening of new stores, the ability to renegotiate existing leases and effectively and efficiently close under-performing stores and (8) changes in the import tariffs and monetary policies and other changes in the regulatory climate in the countries in which Kitchen Collection buys, operates and/or sells products.

North American Coal: (1) the potential closure of the Liberty Mine in Mississippi, (2) changes in tax laws or regulatory requirements, including changes in mining or power plant emission regulations and health, safety or environmental legislation, (3) changes in costs related to geological conditions, repairs and maintenance, new equipment and replacement parts, fuel or other similar items, (4) regulatory actions, changes in mining permit requirements or delays in obtaining mining permits that could affect deliveries to customers, (5) weather conditions, extended power plant outages or other events that would change the level of customers’ coal or limerock requirements, (6) weather or equipment problems that could affect deliveries to customers, (7) changes in the power industry that would affect demand for North American Coal’s reserves, (8) changes in the costs to reclaim North

Hamilton Beach Brands Holding Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hamilton Beach Brands Holding Company has filed with the SEC for more complete information about Hamilton Beach Brands Holding Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hamilton Beach Brands Holding Company will arrange to send you the prospectus if you request it by calling 1-804-273-9777. The preliminary prospectus also is available by accessing Hamilton Beach Brands Holding Company’s website at www.hamiltonbeachbrands.com/HBBH-S-1.pdf.

American Coal mining areas, (9) costs to pursue and develop new mining opportunities, (10) changes to or termination of a long-term mining contract, or a customer default under a contract, (11) the timing and pricing of transactions to dispose of assets at the Centennial operations, (12) delays or reductions in coal deliveries at North American Coal’s newer mines, and (13) increased competition, including consolidation within the industry.

More detailed information about these and other factors is set forth in Hamilton Beach Brands Holding Company’s registration statement on Form S-1, first filed with the SEC on August 21, 2017.

Hamilton Beach Brands Holding Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hamilton Beach Brands Holding Company has filed with the SEC for more complete information about Hamilton Beach Brands Holding Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hamilton Beach Brands Holding Company will arrange to send you the prospectus if you request it by calling 1-804-273-9777. The preliminary prospectus also is available by accessing Hamilton Beach Brands Holding Company’s website at www.hamiltonbeachbrands.com/HBBH-S-1.pdf.